

VIA FACSIMILE AND U.S. MAIL

January 13, 2010

Yiru Shi
Chief Executive Officer and Chief Financial Officer
China Infrastructure Construction Corporation
C915 Jia Hao Int'l Business Ctr., 116 Zizhuyuan Rd., Haidan District
Beijing, China 100097

> RE: **China Infrastructure Construction Corporation**
> **Form 10-K for the Year Ended May 31, 2009**
> **Form 10-Q for the Period Ended August 31, 2009**
> **File No. 333-146758**

Dear Ms. Shi:

We have reviewed your response letter filed on December 28, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

3. Summary of Significant Accounting Policies, page F-6

General

2. We have read your response to comment six from our letter dated October 1, 2009. On page F-7, you indicate that all costs incurred for shipping and handling are included in cost of

sales. However, in your proposed disclosure, you indicate that out bound freight costs are included in selling, general and administrative expenses. Please clarify whether all shipping and handling costs are included in cost of sales. If shipping and handling costs are significant and are not included in cost of sales, please disclose both the amounts of such costs and the line item(s) on the income statement that include them. Refer to EITF 00-10.

3. We have read your response to comment seven from our letter dated October 1, 2009. Please revise your footnotes to disclose in a manner similar to your supplemental response that rewards or incentives given to your customers are treated as a reduction of revenue.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief